UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

48344T100

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48344T100	SCHEDULE 13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Development Bank of Japan Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,538,461*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 1,538,461*
	8	SHARED DISPOSITIVE POWER 0*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,461*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%*
12		TYPE OF REPORTING PERSON (See Instructions) FI

* The number of shares of common stock (the “Common Stock”) of KaloBios Pharmaceuticals, Inc. (“KaloBios”) beneficially owned by Development Bank of Japan Inc. (“DBJ”) and the percentage of class represented by such number of shares as set forth in this Schedule 13G are as of December 31, 2012.  As of December 31, 2012, DBJ beneficially owned shares of Common Stock through its ownership of shares of Series D Convertible Preferred Stock of KaloBios (the “Preferred Stock”), which were convertible into shares of Common Stock.  As disclosed in KaloBios’ Form 8-K dated and filed January 15, 2013, a 1-for-3.56147 reverse stock split was effected on January 15, 2013 on each share of capital stock of KaloBios, including the shares of Preferred Stock owned by DBJ.  As further disclosed in KaloBios’ Form 8-K dated January 31, 2013 and filed on February 1, 2013, KaloBios entered into an underwriting agreement on January 31, 2013 with the underwriters named therein relating to an initial public offering of Common Stock (the “IPO”).  Moreover, immediately prior to the completion of the IPO on February 5, 2013, each share of Preferred Stock owned by DBJ was converted into 1.13787 shares of Common Stock, which reflected the weighted average anti-dilution provisions set forth in KaloBios’ amended and restated certificate of incorporation then in effect.  As a result, as of February 5, 2013, DBJ owned 491,530 shares of Common Stock and no shares of Preferred Stock.  As disclosed in the prospectus relating to the IPO dated January 31, 2013 and filed on February 1, 2013 (the “Prospectus”), all other outstanding shares of each series of convertible preferred stock of KaloBios were to also be automatically converted into shares of Common Stock immediately prior to the completion of the IPO.  Assuming such conversions actually occurred and based on other information and assumptions regarding the number of outstanding shares of Common Stock contained in the Prospectus, KaloBios stated in the Prospectus that 24,127,884 shares of Common Stock would be outstanding after the IPO.  Based on that information, DBJ believes that it beneficially owned approximately 2% of the outstanding shares of Common Stock as of February 5, 2013.

CUSIP No. 48344T100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of issuer:

KaloBios Pharmaceuticals, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

260 East Grand Avenue, South San Francisco, CA, 94080

Item 2(a).	Name of person filing:

Development Bank of Japan Inc.

Item 2(b).	Address of principal business office or, if none, residence:

South Tower, Otemachi Financial City, 9-6 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8178, Japan

Item 2(c).	Citizenship:

Japan.

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

48344T100

CUSIP No. 48344T100	SCHEDULE 13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

  If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership

(a)	Amount beneficially owned: 1,538,461*
(b)	Percent of class: 16.6%*
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	1,538,461*
	(ii)	Shared power to vote or to direct the vote	0*
	(iii)	Sole power to dispose or to direct the disposition of	1,538,461*
	(iv)	Shared power to dispose or to direct the disposition of	0*

* The number of shares of Common Stock beneficially owned by DBJ and the percentage of class represented by such number of shares as set forth in this Schedule 13G are as of December 31, 2012.  As of December 31, 2012, DBJ beneficially owned shares of Common Stock through its ownership of shares of Preferred Stock, which were convertible into shares of Common Stock.  As disclosed in KaloBios’ Form 8-K dated and filed January 15, 2013, a 1-for-3.56147 reverse stock split was effected on January 15, 2013 on each share of capital stock of KaloBios, including the shares of Preferred Stock owned by DBJ.  As further disclosed in KaloBios’ Form 8-K dated January 31, 2013 and filed on February 1, 2013, KaloBios entered into an underwriting agreement on January 31, 2013 with the underwriters named therein relating to the IPO.  Moreover, immediately prior to the completion of the IPO on February 5, 2013, each share of Preferred Stock owned by DBJ was converted into 1.13787 shares of Common Stock, which reflected the weighted average anti-dilution provisions set forth in KaloBios’ amended and restated certificate of incorporation then in effect.  As a result, as of February 5, 2013, DBJ owned 491,530 shares of Common Stock and no shares of Preferred Stock.  As disclosed in the Prospectus, all other outstanding shares of each series of convertible preferred stock of KaloBios were to also be automatically converted into shares of Common Stock immediately prior to the completion of the IPO.  Assuming such conversions actually occurred and based on other information and assumptions regarding the number of outstanding shares of Common Stock contained in the Prospectus, KaloBios stated in the Prospectus that 24,127,884 shares of Common Stock would be outstanding after the IPO.  Based on that information, DBJ believes that it beneficially owned approximately 2% of the outstanding shares of Common Stock as of February 5, 2013.

CUSIP No. 48344T100	SCHEDULE 13G	Page 5 of 5 Pages

Item 5.	Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than five percent on behalf of another person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of KaloBios Pharmaceuticals, Inc. beneficially owned by the Development Bank of Japan Inc.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of dissolution of group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 8, 2013

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Satoshi Tomii
	Name:	Satoshi Tomii
	Title:	Managing Executive Officer, Head of Growth & Cross Border Investment Group